

Office of International Corporate Finance-
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.





February 19, 2009

Ref.: **Rule 12g3-2(b) File No. 82-4970**

The enclosed Ad-hoc Press Release is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Austrian Airlines AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

AUSTRIAN AIRLINES AG

Thomas Krammer
Head of Investor Relations

Encl.

T:\EIR\VORLAGEN\SEC-BRIEF-NEU.DOC



Austrian Airlines AG
Member of IATA

Head Office
Office Park 2
P.O. Box 100
1300 Vienna-Airport
Austria
Phone +43 (0)5 1766
Fax +43 (0)5 1766-5000
www.austrian.com

Reservation
Phone +43 (0)5 1766-1000

Austrian Airlines AG,
registered with Vienna
Commercial Court under
FN 111000k, registered Office
in Vienna, DVR 0091740

A STAR ALLIANCE MEMBER

Rule 12g3-2(b) File No. 82-4970


Austrian

February 19, 2009

Ad-hoc Release

Notice of loss pursuant to § 83 of Austrian Stock Corporation Act Annual General Meeting brought forward to 14 April 2009

While drawing up the monthly reporting for January 2009, it has been established on the basis of the preliminary annual results for 2008 that the company will have incurred a cumulative total loss equivalent to half its issued share capital as at 31 January 2009. Pursuant to the provisions of § 83 of the Austrian Stock Corporation Act (Aktiengesetz), the Austrian Airlines Executive Board is obliged to give notice of this situation to the Annual General Meeting of Shareholders and to convene an Annual General Meeting immediately. For this reason, the Annual General Meeting of Shareholders of the company originally scheduled for 15 May 2009 has now been brought forward to 14 April 2009. By doing this, the Executive Board has fulfilled its obligations in accordance with § 83 of the Austrian Stock Corporation Act.

For further information:
Investor Relations: Thomas Krammer, Tel.: +43 (0) 5 1766 - 13311, Fax: +43 (0) 5 1766 - 13899, thomas.krammer@austrian.com

Corporate Communications: Livia DANDREA-BÖHM / Patricia STRAMPFER / Pia STRADIOT / Michael BRAUN; Tel: +43 (0) 51766 11231, livia.dandrea@austrian.com, patricia.strampfer@austrian.com, pia.stradiot@austrian.com, michael.braun@austrian.com;
Owner, Editor, Distributor: Austrian Airlines AG, Corporate Communications public.relations@austrian.com.
Please find further information concerning the disclosure according to §§ 24 and 25 Media Act on www.austrian.com

ad-09-05e (§ 83 Aktiengesetz).doc